

August 28, 2009

Mr. Ron E. Hooper
Senior Vice President
Permian Basin Royalty Trust
U.S. Trust, Bank of America
Private Wealth Management
P.O. Box 830650
Dallas, Texas 75202

> **Re:** **Permian Basin Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 1, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 10, 2009**
> **File No. 1-08033**

Dear Mr. Hooper:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008 and Form 10-Q for the Fiscal Quarter Ended March 31, 2009</u>

<u>Controls and Procedures, page 18</u>

1.   We note your disclosure that your "disclosure controls and procedures are effective in timely alerting the Trustee to material information relating to the Trust required to be included in the Trust's periodic filings with the [SEC]." Revise to clarify, if true, that your officers also concluded that your controls and procedures are designed, and are effective, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. <u>See</u> Exchange Act Rule 13a-15(e).

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>Certifications, exhibit 31.1</u>

2.   Please ensure that your certifications match the <u>exact</u> form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you used the phrase "annual report" instead of "report" throughout the certification and you omitted the word "and" at the end of paragraph 4(d).

<u>Form 10-Q for the Fiscal Quarter Ended June 30, 2009</u>

<u>Certifications, exhibit 32.1</u>

3.   We note your reference to the quarterly period ended March 31, 2009 instead of June 30, 2009 in the Section 906 certification to your Form 10-Q. Please amend your Form 10-Q for the quarter ended June 30, 2009 with new certifications.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Doug Brown at (202) 551-3265 or Mike Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director